Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

January 5, 2010

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614) Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:	Chet Idziszek President

Enclosures

cc:	Miller Thomson, Attn: Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of DECEMBER 2009

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

➢ Oromin Explorations Ltd. – News Release dated December 2, 2009,
➢ Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report
➢ Oromin Explorations Ltd. – News Release dated December 23, 2009,
➢ Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit

99.1	News Release dated December 2, 2009
99.2	Material Change Report dated December 2, 2009
99.3	News Release dated December 23, 2009
99.4	Material Change Report dated December 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date:	January 5, 2010	By:	“Chet Idziszek”
Chet Idziszek

		Its:	President
(Title)